

August 7, 2015

Frank A. Calderoni.
Executive Vice President, Operations &
Chief Financial Officer
Red Hat, Inc.
100 East Davie Street
Raleigh, NC 27601

> **Re: Red Hat, Inc.**
> **Form 10-K for the Fiscal Year Ended February 28, 2015**
> **Filed April 28, 2015**
> **File No. 001-33162**

Dear Mr. Calderoni:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Contractual Obligations, page 64

1.   Please tell us your consideration to include the $805 million convertible notes in your contractual obligations table. We refer you to Item 303(a)(5) of Regulation S-K.

Item 15. Exhibits and Financial Statement Schedules

2.   You indicate in your exhibit list that confidential treatment has been requested or granted for Exhibit 10.2. However, it does not appear that a confidential treatment order has been granted or you have submitted a confidential treatment request with regard to this exhibit. Please advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Frank Knapp, Staff Accountant, at (202) 551-3805 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ji Shin, Staff Attorney, at (202) 551-3579 or Mark P. Shuman, Legal Branch Chief, at (202) 551-3462. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services